Exhibit (a)(1)(iv)
June 27, 2008
Dear Williams Industries Shareholder:
     You are receiving this communication because a search of the Williams Industries’ shareholder base, as of May 7, 2008, indicated you are eligible to participate in an odd-lot tender offer being made by the company. All of the details of the tender are outlined in the accompanying documents, which I urge you to read carefully.
     Should you wish to participate in the tender offer, please carefully follow the enclosed instructions. You are under no obligation to participate in this offer, but, should you choose to do so, please recognize that the tender offer ends at 5 p.m., New York City time, on August 18, 2008, as is clearly indicated on the accompanying documents.
     If you decide to participate, please note that the method of delivery is at your option and risk. If you send these documents by mail, it is strongly recommended that you use registered mail, properly insured, with return receipt requested.
     For any procedural questions, please contact American Stock & Transfer Company toll-free at (877)-248-6417. If you have questions for the company, please contact the company’s Corporate Secretary, Marianne Pastor, at 703-335-7800.
     Thank you for your time in considering these communications.
Sincerely,
WILLIAMS INDUSTRIES INC.
Frank E. Williams III
President and CEO